SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 7, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated April 7, 2016 the Company informs that it has transferred to its subsidiary company IRSA Propiedades Comerciales S.A. (“IRSA CP”), controlled in a 94.74%, 16,012 sqm corresponding to 14 floors (from the 13th to the 16th and from the 21st to the 30th) for a long-term rental purposes and 142 parking lots to be developed in the "Catalinas" area of the City of Buenos Aires. The building consists of 35,368 sqm of gross leasable area in 30 office floors and 316 parking lots in 4 subsoils, foreseeing the delivery of possession in December 2019 and the deed in December 2020.

The price of the transaction was established based on two components, a "Determined" part, corresponding to the land price according to the sqm that the IRSA CP acquires for an amount of ARS 455.7 million (approximately USD/m2 1,600 + VAT) that have been fully paid, and a component "Determinable", where the Company will transfer to IRSA CP the real cost per sqm of the construction.

It should be reminded that on December 4, 2015, the Company has sold to a third party 4 office floors (from the 17th to the 20th) and 44 parking lots of the same building.

The remaining 14,820 sqm of gross leasable area corresponding to the first 12 floors of the building will remain under IRSA since their purpose between developments for rent and/or sale have not been defined yet.

The Audit Commitee has no objections towards this transaction, and its opinion is available to all shareholders in the company's headquarters

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: April 7, 2016